Exhibit 99.1

EZchip Files Supplement to Proxy Statement and Mails Letter to Shareholders

EZchip Board Unanimously Supports Merger and Urges Shareholders to
Vote FOR the Merger Proposal with Mellanox Technologies, Ltd.

YOKNEAM, ISRAEL, October 26, 2015 – EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, announced today that it has filed a Supplement to the Company’s Proxy Statement with the Securities and Exchange Commission (“SEC”) in connection with its upcoming 2015 Annual General Meeting of Shareholders to be held on November 12, 2015. EZchip shareholders of record as of October 12, 2015 are eligible to vote at the 2015 Annual General Meeting.

In connection with the Supplement to the Proxy Statement, the Company is mailing a letter to shareholders detailing the EZchip Board of Directors’ unanimous recommendation that shareholders vote FOR the approval of the merger proposal with Mellanox Technologies, Ltd. (“Mellanox”) (NASDAQ: MLNX) and other Board recommended proposals and AGAINST the election of Raging Capital Master Fund, Ltd.’s two nominees to EZchip’s Board of Directors.

The full text of the letter is below:

October 26, 2015

Dear Fellow EZchip Semiconductor Ltd. Shareholder:

We are writing to remind you that the Annual General Meeting of Shareholders of EZchip Semiconductor Ltd. will be held on Thursday, November 12, 2015, at 5:00 p.m. (Israel time), which is fast approaching. Your vote is extremely important, no matter how many shares you hold. For the reasons set forth in the Proxy Statement for the Annual General Meeting, dated October 13, 2015 (as supplemented by the enclosed Supplement to the Proxy Statement, dated October 26, 2015), the EZchip Board of Directors unanimously recommends that you vote “FOR” the Merger Proposal with Mellanox Technologies, Ltd.

THE MELLANOX TRANSACTION PROVIDES SIGNIFICANT, COMPELLING AND CERTAIN VALUE TO EZCHIP SHAREHOLDERS

On September 30, 2015, EZchip entered into a definitive merger agreement to be acquired by Mellanox, a leading supplier of end-to-end interconnect solutions for servers and storage systems, for a purchase price of $25.50 per share in cash, or approximately $811 million. The terms of the transaction were unanimously approved by EZchip’s Board of Directors.

As EZchip’s founder and largest individual shareholder, I, together with the Board, believe that this transaction is in the best interest of our shareholders, our customers, our employees and our company. In a rapidly consolidating industry such as ours, it has become increasingly clear that scale is paramount to long-term success. In Mellanox, we have found a partner with complementary technology that creates a powerhouse for connectivity and processing.

As detailed in our proxy statement, in support of and unanimously recommending that EZchip shareholders vote in favor of the Mellanox merger, the EZchip Board of Directors (the “Board”) took into account a number of factors, including the premium payable to EZchip’s shareholders over current and historical share prices, the Fairness Opinion submitted by the Board’s financial advisor and the fact that following the process conducted by the Board and its financial advisor, no other alternative transaction had emerged.  Moreover, since the public announcement of the merger agreement on September 30, 2015, the Board has not been approached by any other potential buyer.

The Board also considered the following:

•
Attractive Valuation. Mellanox’s fully financed, all-cash $25.50 per share offer represents full and fair valuation for EZchip shareholders. Implied valuation multiples compare favorably to the market valuation of EZchip peers and precedent transactions in the semiconductor industry. In addition, the $25.50 per share offer represents a 16% premium over the closing price of EZchip shares on September 29, 2015 (the last trading day prior to the public announcement of the transaction), and a 33.1% premium and 31.2% premium over the volume-weighted average closing prices of EZchip’s ordinary shares over the 12-month period and 3-month period prior to the public announcement of the transaction.

•
Execution Risks. While EZchip has become the clear market leader in network processors (NPU), the trend has been for customers to develop NPU components in house. For example, Cisco, which accounted for approximately 35% of our revenue in the first half of 2015, informed us earlier this year that it decided to go in-house for NPS-400 functionality.  While EZchip believes there could be a path to overcome the loss of Cisco as a customer, it is fraught with uncertainty and execution risks. Furthermore, as EZchip continues to roll out its TILE and new NPS product lines, without Mellanox’s sales experience the Company will require significant investment in and retraining of its salesforce to appropriately target new and additional end markets (data centers and enterprise customer) for these products.

•
Certainty of Value. Mellanox’s fully financed offer provides EZchip shareholders with immediate cash value. With all of the facts and detailed knowledge of the business, the Board evaluated the opportunities and risks associated with its standalone business and concluded that $25.50 in cash today was full and fair consideration for its shareholders.

•
Comprehensive Process. The offer price agreed to in the Mellanox transaction was the result of extensive negotiations by the EZchip Board, which resulted in price increases by Mellanox from its initial proposal of $21.00 per share. The EZchip Board carefully, in full exercise of their fiduciary duty to all shareholders, managed the sale process to obtain the highest price available. Finally, the merger agreement provides clear rights for any other party that may or may not have been contacted through the process to make a proposal for the Company.

•
Consolidation in the Industry. The semiconductor industry is going through an unprecedented wave of consolidation as it has become very difficult for small semiconductor companies to compete given their lack of scale. Customers want larger semiconductor suppliers, and larger semiconductor companies can more economically secure intellectual property and outsourced wafer fabrication. This trend has been especially pronounced in the semiconductor segment supplying the data center end market in which EZchip participates.

RAGING CAPITAL IS HEDGING ITS INTEREST IN EZCHIP.
ITS INTERESTS ARE NOT ALIGNED WITH EZCHIP’S OTHER SHAREHOLDERS

On October 22, 2015, Raging Capital Master Fund, Ltd. (“Raging Capital”), one of our shareholders, announced its intention to solicit proxies from shareholders to vote against the Merger Proposal. We want to emphasize that we believe Raging Capital’s interests with respect to the transaction are SIGNIFICANTLY DIFFERENT than the interests of other EZchip shareholders. We strongly urge you to consider the following:

•
In a self-interested financial tactic, Raging Capital has hedged its position in EZchip through acquiring put options at $25.00 (thus allowing them to sell shares at $25.00 should the share price fall below that amount). These put options expire after EZchip’s shareholders vote at the Annual General Meeting. In other words, Raging Capital clearly believes, as does your Board, that the Company’s share price may decline significantly if the Merger Proposal is not approved by our shareholders and therefore has protected itself against the losses that may likely be suffered by all other EZchip shareholders if the merger is not approved. Conveniently, Raging Capital purchased put options after the transaction with Mellanox was announced and before publicly opposing the transaction and nominating directors (when EZchip shares traded above $25.00 per share) which minimized the price of put options for Raging Capital.

•
Raging Capital has effectively locked-in a minimum price of $25.00 for itself if the EZchip share price declines following a rejection of the Merger Proposal, yet has the audacity to claim that its interests are aligned with those of EZchip's other shareholders while soliciting proxies from shareholders who have not protected themselves against the resulting decline in our share price.

•
We share Raging Capital’s belief that there is a substantial risk of a material decline in the Company’s share price if the Merger Proposal is not approved by our shareholders, or if the merger does not close. We are also very concerned about the long-term negative effect on the Company’s business if the Merger Proposal is not approved by our shareholders.

In addition, Raging Capital has nominated two hand-picked nominees to EZchip’s Board of Directors. We urge you to VOTE AGAINST the nominees of Raging Capital. As described in more detail in the enclosed Supplement to the Proxy Statement, the Board believes that Raging Capital’s nominees do not add any additional experience or differentiated skills that would benefit the Board. The current Board is comprised of seasoned, experienced directors who vigilantly exercise their fiduciary duty for the benefit of all EZchip shareholders.

Raging Capital’s investment actions make it clear that Raging Capital is only interested in pursuing its self-serving agenda, at the expense of all other EZchip shareholders. The interests of EZchip’s Board and management team are aligned with those of all EZchip shareholders. We urge you to vote FOR the Company’s highly qualified and experienced director nominees who are committed to driving shareholder value.

PROTECT YOUR INVESTMENT

VOTE “FOR” THE MELLANOX MERGER TODAY
AND THE OTHER BOARD RECOMMENDED PROPOSALS ON THE AGENDA

The Board unanimously recommends that you vote “FOR” the Merger Proposal. Your vote is extremely important, no matter how many or how few shares you own. The negative vote of 25.01% of EZchip’s Ordinary Shares present is sufficient to block the merger and accordingly each and every vote is important.

As the founder of EZchip over 15 years ago and its largest individual shareholder, my interests are aligned with yours. I believe in the merits of this transaction and the value that it creates for EZchip shareholders.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at 1-800-322-2885, +1-212-929-5500 (call collect) or via email at proxy@mackenziepartners.com.

On behalf of our Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Eli Fruchter
Chief Executive Officer and Director

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders.  The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders.  Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500
proxy@mackenziepartners.com

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405